

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 6, 2010

Alberto R. Santa Ines
Chief Financial Officer
3240 Whipple Road
Union City, CA 94587

> **Re:** **Abaxis, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 12, 2009**
> **File No. 0-19720**

Dear Mr. Santa Ines:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief